CrowdCheck Law LLP
700 12 Street, Suite 700
Washington, DC 20005

James Lopez

Benjamin Holt

Office of Real Estate & Construction

Division of Corporation Finance

Securities and Exchange Commission

Washington, DC 20549

January 28, 2022

Re:	Here Collection LLC (formerly Here 001 LLC)
Offering Statement on Form 1-A Filed December 13, 2021
File No. 024-11750

Dear Mr. Lopez and Mr. Holt:

We acknowledge receipt of the comment in your letter of January 5, 2022 regarding the Offering Statement of Here 001 LLC, which changed its name to Here Collection LLC on January 11, 2022 (the “Company”). We have set out your comment below together with our response.

Offering Statement on Form 1-A filed December 13, 2021

Use of proceeds, page 16

1.

Please tell us what consideration you gave to providing historical financial statements of the Largo Property, and to providing pro forma financial statements reflecting your expected acquisition. Refer to Part F/S of Form 1-A for financial statements requirements.

Here Acquisitions LLC acquired the property at 1989 Loraine Rd., Largo, FL 33774 from a third party seller on July 29, 2021.  The Company was advised that, prior to that time, the property was a residential property, not operating as a business, and without any leasing history.  As a result, there are no financial statements applicable to the property during the fiscal year ended December 31, 2020 or for the six-months ended June 30, 2021, the periods for which financial statements are required in the Offering Circular.

If you have additional comments or questions, please feel free to contact me at heidi@crowdchecklaw.com.

Sincerely,

/s/ Heidi Mortensen
Heidi Mortensen
Counsel
CrowdCheck Law LLP

cc:	Peter McPhun, Securities and Exchange Commission Kristina Marrone, Securities and Exchange Commission Corey Ashton Walters, Here Collection LLC